SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Special Report of Foreign Issuer

PURSUANT TO RULE 13a – 16 or 15d – 16 OF

THE SECURITIES AND EXCHANGE ACT OF 1934

For the date of March 26, 2003

SIGNET GROUP plc

(Translation of registrant’s name into English)

Zenith House The Hyde London NW9 6EW England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ☒ Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRELIMINARY RESULTS YEAR ENDED 1 FEBRUARY 2003

Signet Continues Profits Growth

Final Dividend Up 20%

•	Group profit before tax: £199.7 million (2001/02: £182.8 million)	up	9	%*

•	Group sales: £1,608.0 million (2001/02: £1,578.1 million)	up	2	%*

•	Group like for like sales	up	5%

•	Earnings per share: 7.5p (2001/02: 7.1p)	up	6	%*

•	Proposed final dividend: 1.80p (2001/02: 1.50p)	up	20%

•	Gearing down from 30% at 2 February 2002	to	20%

*2001/02 was a 53 week year. On a comparable 52 week basis at constant exchange rates Group profit before tax increased by 16%, sales by 8% and earnings per share by 12%.

Terry Burman, Group Chief Executive, commented: “The business did well to achieve a record level of profit in 2002/03 which was a challenging year in respect of trading conditions and adverse exchange rate movements. The Group’s strong cash flow and low level of gearing has enabled the Board to recommend a 20% increase in the final dividend after investing £121 million in fixed and working capital during the year.

The US business had another good year increasing underlying operating profit by 16%. The business again outperformed the speciality jewellery sector and gained market share. The UK business also performed well increasing underlying operating profit by 13%; this was achieved against the background of demanding sales comparatives and a marked slowing in the growth of consumer expenditure in the last quarter.

Overall the Group has had a generally satisfactory start to the year. Both the US and the UK businesses had strong Valentine’s Day performances. Subsequent trading has been affected by inclement weather in the US, the timing of Easter and the geopolitical situation.”

Enquiries:

Terry Burman, Group Chief Executive	+44 (0) 20 7399 9520
Walker Boyd, Group Finance Director	+44 (0) 20 7399 9520
Mike Smith, Brunswick	+44 (0) 20 7404 5959
Tim Grey, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,660 speciality retail jewellery stores at 1 February 2003; these included 1,050 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At that date Signet operated 610 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”.

Chairman’s Statement

Results

In the 52 weeks to 1 February 2003 the Group built further on the growth trend of the last eight years. Profit before tax rose to £199.7 million compared to £182.8 million in the 53 week period last year. This represented a 16.2% increase on a comparable 52 week basis at constant exchange rates. Earnings per share rose from 7.1p to 7.5p, the tax rate having increased as anticipated from 34.5% to 35.5%. Like for like sales rose by 5.3% and total sales grew to £1,608.0 million (2001/02 53 weeks: £1,578.1 million), a 7.9% increase on a comparable 52 week basis at constant exchange rates.

Net debt was reduced to £140.1 million at the year end (2 February 2002: £201.7 million), £27.9 million of the improvement being accounted for by exchange translation. Gearing fell to 20.1% (2 February 2002: 29.7%). Interest cover (operating profit divided by net interest cost) was a very comfortable 13.1 times.

Overall these were strong results given comparison with a 53 week period, a weaker US dollar and a softening in the trading environment on both sides of the Atlantic in the last quarter.

The US business did extremely well in a challenging retail market. The division continued to implement its proven strategy and again outperformed the speciality jewellery sector. The UK division also had a very encouraging outcome. Like for like sales growth outperformed the general retail market, with Ernest Jones achieving a particularly good result.

Dividend

The Board is pleased to recommend a 20% increase in the final dividend to 1.80p per share (2001/02: 1.50p), the total for the year being 2.110p per share (2001/02: 1.789p). The full year dividend cover was 3.6 times (2001/02: 3.9 times). Future dividend policy will continue to take account of earnings, cash flow, gearing and the needs of the business.

Current Trading

Overall the Group has had a generally satisfactory start to the year. Both the US and the UK businesses had strong Valentine’s Day performances. Subsequent trading has been affected by inclement weather in the US, the timing of Easter and the geopolitical situation.

Chief Executive’s Review

Group Summary

Group like for like sales increased by 5.3%, with both the US and UK businesses exceeding the performance of the general retail sector in their respective markets. Group operating profit rose to £216.2 million from £200.7 million, an increase of 7.7% (14.8% on a comparable 52 week basis at constant exchange rates). The operating margin increased to 13.4% (2001/02: 12.7%) and the return on capital employed (“ROCE”) to 23.8% (2001/02: 23.3%). The year saw a further strengthening of the balance sheet after investment in fixed and working capital of £121.3 million.

The US business continued to build on its competitive strengths in a fluctuating and uncertain trading environment.

Operating profit rose from £145.1 million to £155.2 million, an increase of 7.0% (15.6% increase on a 52 week basis at constant exchange rates). Consolidation within the US speciality jewellery sector continues and the US division’s share of the speciality market is estimated to have risen over the last five years to c.6.7% from c.4.7%. Like for like sales have risen at a compound annual growth rate of 6.6% over the same period. During last year 6% was added to selling space, with the increase over the last five years being some 64%. A core objective of the US business is to increase selling space by 6% to 8% per annum, the majority of this being related to expansion of the Jared concept. In the longer term the potential is for over 200 Jared stores generating sales of over $1 billion. Space growth and improved store productivity should contribute further to leveraging of both central overhead costs and marketing expenditure. Continued enhancement of customer service is another key aim. It is planned to achieve this through the implementation of leading edge operating systems and procedures, which should result in staff spending less time on administrative functions. New merchandising initiatives, including branding programmes, continue to be identified, tested and developed. A continued shift to broadcast advertising is increasing brand name awareness and driving footfall.

The UK business took a further significant step forward in its strategy to increase store productivity and make existing space work harder. Operating profit rose by 10.4% (13.2% on a comparable 52 week basis). Like for like sales in the year increased by 5.2%, the compound annual growth rate over the last five years being 5.3%. Average sales per store during the same period increased from £613,000 to £747,000. The drive to gain market share in diamonds, which is a core objective of the division’s strategy, continues to show considerable success. The compound annual growth rate of the diamond category over the last five years was 14.4% per annum, a performance which was considerably ahead of the 8.9% recorded by the overall diamond market. A range of initiatives being implemented in merchandising, store operations, marketing and real estate will continue to assist the business in achieving its strategic targets, as will the continuing transfer of best practice from the US division.

US Performance Review (71% of Group sales)

Details of the US division’s performance are set out below:

	2002/03	2001/02	Change		Like for like
	£m	£m	%		change %

Sales	1,134.4	1,126.0	+0.7	(a)	+5.4
Operating profit	155.2	145.1	+7.0	(b)
Operating margin	13.7%	12.9%
ROCE	21.5%	20.4%

(a)	On a comparable 52 week basis and at constant exchange rates US total sales increased by 8.6% (2.2% at actual exchange rates).
(b)	On a comparable 52 week basis and at constant exchange rates US operating profit increased by 15.6% (8.8% at actual exchange rates).

Costs, gross margin and inventories remained under tight control. Significant benefit was obtained from a number of management initiatives, including the development of the Leo Diamond® and three-stone diamond jewellery ranges, increased levels of staff training, expansion of television advertising and continued investment in real estate.

The increase in operating margin and ROCE reflected leverage from like for like sales growth which more than offset the adverse impact of immature store space. The gross margin rate was slightly down on last year’s level due to anticipated changes in sales mix. The increase in the price of gold bullion had limited effect on the year but could have a greater impact in the current year. The proportion of sales through the in-house credit card decreased to 49.5% (2001/02: 50.4%). The bad debt charge was at the bottom of the range of the last six years at 3.0% of total sales (2001/02: 3.2%). This was before a $2.2 million one-off benefit from a better than anticipated performance of the residue of the acquired Marks & Morgan receivables portfolio.

Customers responded positively to the merchandise programmes, many of which have been developed and tested over a number of years. An example was the Leo Diamond range where the Group has exclusive rights. Leo Diamonds have more brilliance than normally cut stones of similar size and quality. The range was first tested in Jared stores during Christmas 2000, rolled out to 300 mall stores in 2001, and by Christmas 2002 it was in all the division’s stores. Three-stone diamond merchandise is another example of a range that has been successfully developed over a number of years.

Staff training was undertaken at a record level in 2002/03, with emphasis on improving product knowledge and selling skills. A longer term programme has also been introduced to reduce and simplify administrative functions carried out in the stores, thereby allowing sales staff more time to serve customers. This programme has already contributed some improvement in stock losses.

Marketing events and promotional activity proved to be particularly successful during critical selling periods such as Valentine’s Day, Mother’s Day and Christmas. Broadcast advertising was further extended and Kay television advertising impressions were increased by 16% over the Christmas period. The romance and appreciation based advertising theme, “Every kiss begins with Kay”, once more proved successful in heightening name recognition. The Leo Diamond was featured strongly in this advertising. The annual gross marketing spend amounted to 6.4% of sales (2001/02: 6.3%), the increase reflecting growth in the number of Jared stores where the advertising spend is higher than for mall stores.

Jared now has sales of over $250 million and its like for like sales performance was significantly ahead of that of the rest of the division. The Jared concept is the primary vehicle for US space growth and in the period a further 12 stores were opened, bringing the total up to 67 such stores at the end of the period. Jared television advertising was expanded from three markets in 2001 to ten markets over Christmas 2002 and will be developed further in 2003. An initiative to increase sales of luxury watches in Jared stores was also launched.

In 2002/03 total fixed capital investment in the US business was £33.1 million (2001/02: £41.0 million). The enhancement and expansion of the real estate portfolio continued, although at the lower end of the planned range. This reflected the tightened investment criteria in place to take account of the uncertain trading environment.

Details of recent investment in the store portfolio are set out below:

	Number of stores

	2002/03	2001/02	2000/01	1999/00

Store refurbishments and relocations	71	91	99	57
New mall stores	36	41	40	41
New Jared stores	12	12	15	13
Fixed capital expenditure	£28m	£37m	£40m	£23m
Total investment(a)	£63m	£68m	£72m	£50m

(a)	Fixed and working capital investment in new space and refurbishments/relocations.

The change in store numbers by chain is shown in the following table:

	Total	Kay	Regional	Jared
2 February 2002	1,025	667	303	55
Openings	48	22	14	12
Closures	(23)	(13)	(10)	—

1 February 2003	1,050	676	307	67

In 2003/04 it is planned to refurbish or relocate approximately 90 stores and to increase selling space by c.7%. A further 12 new Jared stores should account for some 65% of the increase, the remainder comprising up to 30 net mall store openings and a trial of up to 10 Kay stores in outdoor centres.

UK Performance Review (29% of Group sales)

Details of the UK division’s performance are set out below:

	2002/03	2001/02	Change		Like for like change
	£m	£m	%		%

	279.1	277.3	+0.6		+2.6
Sales: H.Samuel	188.0	168.5	+11.6		+9.4
Ernest Jones	6.5	6.3
Other

Total	473.6	452.1	+4.8	(a)	+5.2

Operating profit	67.0	60.7	+10.4	(b)
Operating margin	14.1%	13.4%
ROCE	38.0%	39.4%

(a)	On a comparable 52 week basis UK total sales increased by 6.2%.
(b)	On a comparable 52 week basis UK operating profit increased by 13.2%.

The strategy to improve store productivity by increasing the average transaction value again proved successful, despite an increasingly challenging trading environment. Benefit was gained from a range of management initiatives. The initial phase of a trial of new store designs was expanded.

The gross margin rate was slightly ahead of last year. Increased store productivity contributed to the improved operating margin while the decrease in ROCE reflected the benefit of the 53rd week in 2001/02 and higher investment in diamond inventory. H.Samuel average sales per store rose by 1.5% to £677,000 (2001/02: £667,000) and Ernest Jones (including Leslie Davis) by 12.1% to £1,030,000 (2001/02: £919,000).

The average retail price of items sold increased by 7.1% to £32.91 (2001/02: £30.74) in H.Samuel and by 9.3% to £130.27 (2001/02: £119.14) in Ernest Jones. Diamond assortments were further enhanced, with the Leo Diamond range being rolled out in Ernest Jones and the Forever Diamonds being tested in H.Samuel. Diamond sales again achieved an above average increase and outpaced the growth in the UK diamond market; they now account for 25% of the sales mix (18% in H.Samuel and 35% in Ernest Jones). This represents a significant increase on five years ago when diamonds accounted for 16% of the mix (14% in H.Samuel and 28% in Ernest Jones).

Staff training remains a priority, with focus on improving product knowledge, particularly in respect of diamonds. During the year increased training support was given to store managers and a more structured training programme introduced. Progress in improving customer service was monitored through a mystery shopper programme.

In 2002/03 new store formats were tested in 17 locations (15 H.Samuel and 2 Ernest Jones). The new designs enable improved interaction with the customer and better presentation of the diamond range by replacing the former window displays with staffed display counters. In 2003/04 the trial will be extended, with the planned new and refurbished stores utilising the new formats.

Fixed capital investment, principally in the store portfolio, amounted to £16.4 million (2001/02: £18.8 million). Four new H.Samuel stores were opened and eight closed. Ernest Jones saw eight openings and no closures. At the year end there were 610 stores (418 H.Samuel and 192 Ernest Jones). In total 42 stores were refurbished in the period compared with 93 in 2001/02. Capital expenditure was at a similar level to last year as more large key stores were refurbished, including 13 under the new format. Some 32 further stores are scheduled for refurbishment in 2003/04. Details of recent investment in the store portfolio are set out below:

	Number of stores

	2002/03	2001/02	2000/01	1999/00

Store refurbishments and relocations	42	93	24	53
New H.Samuel stores	4	10	9	7
New Ernest Jones stores	8	9	3	4
Fixed capital expenditure	£14m	£15m	£6m	£7m

Financial Review

Operating Profit and ROCE

Group operating profit increased by 7.7% to £216.2 million (2001/02: £200.7 million), up 14.8% on a comparable 52 week basis. Operating profit to sales ratio was 13.4% (2001/02: 12.7%) and ROCE was 23.8% (2001/02: 23.3%). Capital employed is based on the average of the monthly balance sheets and at 1 February 2003 included US in-house credit card debtors amounting to £299.2 million (2 February 2002: £327.0 million).

Net income

Net income for the year increased by 7.7% to £128.9 million (2001/02: £119.7 million).

Group costs

Group central costs amounted to £6.0 million, including a property provision of £0.5 million (2001/02: £5.1 million which did not include any property related item).

Net interest payable

Net interest payable and similar charges amounted to £16.5 million (2001/02: £17.9 million, at constant exchange rates £16.8 million).

Taxation

The charge of £70.8 million (2001/02: £63.1 million) represents an effective tax rate of 35.5% (2001/02: 34.5%). It is anticipated that the effective tax rate will remain at approximately the same level in 2003/04.

Impact of 53rd week in prior year

2001/02 was a 53 week financial year. The extra week increased total sales by £22.4 million (£16.5 million in the US and £5.9 million in the UK) and contributed £4.0 million to operating profit (£2.5 million in the US and £1.5 million in the UK). Net of additional interest costs of £0.4 million, profit before tax benefited by £3.6 million in 2001/02.

Liquidity and capital resources

Cash generated from operating activities amounted to £182.2 million (2001/02: £188.0 million). This reflected an increase in operating profit and higher depreciation offset by working capital requirements for stores opened in the period. It is anticipated that in 2003/04 there will be a further increase in working capital due to planned store openings. Net financing costs of £16.5 million (2001/02: £17.9 million) and tax of £57.3 million (2001/02: £57.9 million) were paid. Cash flow before investing activities was £108.5 million (2001/02: £112.2 million).

Group capital expenditure was £49.5 million (2001/02: £60.7 million, £58.1 million at constant exchange rates). The level of capital expenditure was some 1.4 times the depreciation charge of £36.6 million (2001/02: £33.4 million). Capital expenditure in 2003/04 is expected to be approximately £65 million, the vast majority of which will be store related.

Equity dividends of £30.8 million (2001/02: £27.7 million) were paid.

Net debt

Net debt at 1 February 2003 was £140.1 million (2 February 2002: £201.7 million, £175.6 million restated at a constant exchange rate). Group gearing (that is the ratio of net debt to shareholders’ funds) at the year end was 20.1% (2 February 2001: 29.7%). Excluding the facility secured on the receivables, net cash at the year end was £12.9 million (2 February 2002: net debt £24.9 million).

Pensions

In 2002/03 the Group has continued to account for its UK defined benefit scheme under SSAP 24. Consistent with prior years, the Group has used the most recent actuarial investigation (for 2002/03 as at 5 April 2002) as the basis for the SSAP 24 calculations.

Under this accounting treatment the net pension charge in respect of the UK scheme is £nil (2001/02: £nil). The balance sheet continues to reflect a deferred asset, before deferred tax, of £19.1 million (2001/02: £19.1 million).

Under the transitional arrangements for FRS 17 the Group’s published accounts for the 52 weeks ended 1 February 2003 will set out the additional required disclosures. In summary, compliance would have resulted in a net pension credit of £0.2 million in respect of the UK Scheme for the 2002/03 year. As a result of the fall in the value of the UK Scheme’s assets, under FRS 17 the market value of those assets compared to the present value of the UK Scheme’s liabilities at 1 February 2003 showed a deficit of £6.7 million before deferred tax, compared to a surplus of £24.9 million at 2 February 2002.

Summary of Fourth Quarter Results (Unaudited)

	13 weeks ended 1 February 2003	14 weeks ended 2 February 2002(a)	Like for like change

	£m	£m	%

Sales
UK	198.7	198.8	3.1
US	447.6	480.8	4.3

	646.3	679.6	3.9

Operating profit
UK – Trading	55.6	51.7
– Group central costs	(2.0)	(1.1)

	53.6	50.6
US(b)	98.9	92.8

Total operating profit	152.5	143.4
Interest	(3.9)	(4.2)

Profit before tax	148.6	139.2
Taxation	(52.6)	(48.0)

Profit for the period	96.0	91.2

EPS – both basic and diluted	5.6p	5.4p

(a)	(a) The profit impact of the extra week is analysed in the Financial Review, above.
(b)	(b) After goodwill amortisation of £0.3 million (2001/02: £0.3 million).

The Board of Directors approved this statement of preliminary results on 26 March 2003. There will be an analysts’ presentation at 2.00 p.m. London time today (9.00 a.m. New York time). For all interested parties there will be a simultaneous audio webcast plus slides available at www.signetgroupplc.com and a live telephone conference call. The details for the conference call are:

European dial-in:	+44 (0) 20 7984 7576	Password “Signet”
Replay:	+44 (0) 20 7984 7578	Access code: 163387

US dial-in:	+1 719 457 2621	Password “Signet”
Replay:	+1 719 457 0820	Access code: 163387

A video webcast of the presentation is expected to be available on the Group web site (www.signetgroupplc.com) from close of business 26 March 2003.

High resolution photographs are available to the media free of charge at www.newscast.co.uk

+44 (0) 20 7608 1000.

The next announcement is expected to be that for the first quarter 2003/04 sales figures, which is scheduled for release on 8 May 2003.

This release includes certain forward-looking information that is based upon management’s beliefs as well as on assumptions made by, and data currently available to, management. This information, which has been, or in the future may be, included in reliance on the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995, is subject to a number of risks and uncertainties, including but not limited to the factors identified in the Company’s filings with the US Securities and Exchange Commission, including its 2001/02 Annual Report on Form 20-F filed with the Commission on May 16, 2002. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

Consolidated profit and loss account

for the 52 weeks ended 1 February 2003

	52 weeks ended 1 February 2003	53 weeks ended 2 February 2002	Notes

	£m	£m

Sales	1,608.0	1,578.1	2

Operating profit	216.2	200.7	2
Net interest payable and similar charges	(16.5)	(17.9)

Profit on ordinary activities before taxation	199.7	182.8

Tax on profit on ordinary activities	(70.8)	(63.1)	4

Profit for the financial period	128.9	119.7
Dividends	(36.1)	(30.5)	5

Retained profit attributable to shareholders	92.8	89.2

Earnings per share – basic	7.5p	7.1p	6
– diluted	7.5p	7.0p	6

All of the above relates to continuing activities.

Consolidated balance sheet

at 1 February 2003

	1 February 2003	2 February 2002	Notes

Fixed assets:	£m	£m

Intangible assets	19.8	24.2
Tangible assets	205.5	214.1

	225.3	238.3

Current assets:
Stocks	539.5	555.5
Debtors (see note below)	359.8	380.7
Cash at bank and in hand	89.2	66.5

	988.5	1,002.7
Creditors: amounts falling due within one year	(324.9)	(320.5)

Net current assets (see note below)	663.6	682.2

Total assets less current liabilities	888.9	920.5
Creditors: amounts falling due after more than one year	(184.4)	(224.6)
Provisions for liabilities and charges:
Deferred taxation	(0.5)	(9.2)
Other provisions	(7.5)	(7.0)

Total net assets	696.5	679.7	2

Capital and reserves – equity:
Called up share capital	8.6	8.6
Share premium account	53.9	48.3
Revaluation reserve	3.1	3.0
Special reserves	101.7	38.3
Profit and loss account	529.2	581.5

Shareholders’ funds	696.5	679.7	7

Note:

Debtors and net current assets include amounts recoverable after more than one year of £19.1 million (2002: £19.1 million).

Consolidated statement of total recognised gains and losses

	52 weeks ended 1 February 2003	53 weeks ended 2 February 2002

	£m	£m

Profit for the financial period	128.9	119.7
Adjustment to property revaluation	—	2.1
Translation differences	(143.2)	28.0

Total recognised gains and losses	(14.3)	149.8

Consolidated cash flow statement

for the 52 weeks ended 1 February 2003

	52 weeks ended 1 February 2003	53 weeks ended 2 February 2002	Notes

	£m	£m

Net cash inflow from operating activities	182.2	188.0	8a

Returns on investments and servicing of finance:
Interest received	1.1	1.6
Interest paid	(17.6)	(19.5)

Net cash outflow from returns on investments and servicing of finance	(16.5)	(17.9)

Taxation paid	(57.3)	(57.9)

Capital expenditure:
Purchase of tangible fixed assets	(49.5)	(60.7)
Proceeds from sale of tangible fixed assets	1.3	—

Net cash outflow from capital expenditure	(48.2)	(60.7)

Equity dividends paid	(30.8)	(27.7)

Cash inflow before use of liquid resources and financing	29.4	23.8

Management of liquid resources:
Decrease in bank deposits	(29.9)	(27.9)

Financing:
Proceeds from issue of shares	4.3	8.9
Repayment of bank loans	(12.1)	(16.5)

Cash outflow from financing	(7.8)	(7.6)

Decrease in cash in the period	(8.3)	(11.7)

Reconciliation of net cash flow to movement in net debt

Decrease in cash in the period	(8.3)	(11.7)
Cash outflow from decrease in debt	12.1	16.5
Cash outflow from increase in liquid resources	29.9	27.9

Change in net debt resulting from cash flows	33.7	32.7
Translation difference	27.9	(5.3)

Movement in net debt in the period	61.6	27.4
Opening net debt	(201.7)	(229.1)

Closing net debt	(140.1)	(201.7)	8b

Notes

1.	Basis of preparation

This financial information has been prepared in accordance with applicable UK accounting standards and under the UK historical cost convention as modified by the revaluation of freehold and long leasehold properties. It is prepared on the basis of the accounting policies as set out in the accounts for the 52 weeks ended 1 February 2003.

2.	Segment information
	2003	2002

	£m	£m

Sales by origin and destination:
UK	473.6	452.1
US	1,134.4	1,126.0

	1,608.0	1,578.1

Operating profit:
UK – Trading	67.0	60.7
– Group central costs (1)	(6.0)	(5.1)

	61.0	55.6
US	155.2	145.1

Total	216.2	200.7

	2003	2002
	£m	£m

Net assets:
UK	144.3	136.1
US	692.3	745.3
Net debt	(140.1)	(201.7)

	696.5	679.7

Notes:

The figures for the UK include the United Kingdom, Channel Islands and Republic of Ireland.

The Group’s results derive from one business segment – the retailing of jewellery, watches and gifts.

(1)	Group central costs include a charge of £0.5 million relating to an increase in the provision against an onerous lease of a dormant Group property (2002: £nil).

Notes

3.	Foreign currency translation
	2003	2002

The exchange rates used for translation of US dollar transactions and balances in these accounts are as follows:
Profit and loss account (average rate)	1.53	1.44
Balance sheet (year end rate)	1.64	1.42

The effect of translation on foreign currency borrowings less deposits in the period was to decrease the Group’s net borrowings by £27.9 million (2002: £5.3 million increase). The net effect of exchange rate movements on foreign currency investments (excluding goodwill) and foreign currency borrowings less deposits in the period was a loss of £79.8 million (2002: £15.1 million gain). This amount has been taken to reserves in accordance with SSAP 20.

4.	Taxation
	2003	2002

	£m	£m

Taxes on profit:
UK corporation tax payable	22.6	19.5
US taxes	55.6	36.7
Deferred taxation:
UK	(0.7)	0.3
US	(6.7)	6.6

	70.8	63.1

5.	Dividends

	2003	2002

	£m	£m

Interim dividend paid of 0.310p per share (2002: 0.289p)	5.3	5.0
Final dividend proposed of 1.80p per share (2002: 1.50p)	30.8	25.5

	36.1	30.5

The interim dividend was paid on 8 November 2002. The proposed final dividend is to be paid on 14 July 2003 to those shareholders on the register of members on 6 June 2003.

Notes

6.	Earnings per share

	2003	2002

	£m	£m

Profit for the financial period	128.9	119.7

Basic weighted average number of shares in issue (million)	1,710.7	1,690.2
Dilutive effect of share options (million)	16.4	12.5

Diluted weighted average number of shares (million)	1,727.1	1,702.7

Earnings per share – basic	7.5p	7.1p
– diluted	7.5p	7.0p

7.	Consolidated shareholders’ funds

	Ordinary share capital	Deferred share capital	Share premium account	Revaluation reserve	Special reserves	Profit and loss account	Total

	£m	£m	£m	£m	£m	£m	£m

Balance at 2 February 2002	8.5	0.1	48.3	3.0	38.3	581.5	679.7
Retained profit attributable to
Shareholders	—	—	—	—	—	92.8	92.8
Exercise of share options	0.1	—	3.7	—	—	—	3.8
Shares issued to QUEST/ESOT	—	—	1.9	—	—	(1.9)	—
Redemption of deferred share capital	—	(0.1)	—	—	—	0.1	—
Transfer on property disposals	—	—	—	0.1	—	(0.1)	—
Translation differences	—	—	—	—	63.4	(143.2)	(79.8)

Balance at 1 February 2003	8.6	—	53.9	3.1	101.7	529.2	696.5

Notes

8.	Notes to the consolidated cash flow statement

a	Reconciliation of operating profit to operating cash flows

	2003	2002

	£m	£m

Operating profit	216.2	200.7
Depreciation and amortisation charges	37.8	34.7
Increase in stocks	(44.9)	(30.0)
Increase in debtors	(26.5)	(2.2)
Decrease in creditors	(0.9)	(15.1)
Increase/(decrease) in other provisions	0.5	(0.1)

Net cash inflow from operating activities	182.2	188.0

b	Analysis of net debt

	At 2 Feb 2002	Cash flow	Exchange movement	Other movement	At 1 Feb 2003

	£m	£m	£m	£m	£m

Cash at bank and in hand	0.6	—	—	—	0.6
Bank overdrafts	(38.8)	(8.3)	4.2	—	(42.9)

	(38.2)	(8.3)	4.2	—	(42.3)

Debt due after more than one year	(215.3)	—	28.9	12.4	(174.0)
Debt due within one year	(14.1)	12.1	2.0	(12.4)	(12.4)
Bank deposits	65.9	29.9	(7.2)	—	88.6

	(163.5)	42.0	23.7	—	(97.8)
Total	(201.7)	33.7	27.9	—	(140.1)

9	Accounts

The financial information set out above does not constitute the Company’s statutory accounts for the 52 weeks ended 1 February 2003 or the 53 weeks ended 2 February 2002, but is derived from those accounts. Statutory accounts for the 53 weeks ended 2 February 2002 have been delivered to the Registrar of Companies, whereas those for the 52 weeks ended 1 February 2003 will be delivered following the Company’s annual general meeting. The auditors have reported under Section 235 of the Companies Act 1985 on those accounts for each of those periods; their reports were unqualified and did not contain a statement under Section 237 (2) or (3) of that Act.

Reconciliation of UK GAAP to US GAAP

Details of the appropriate effect on the Group’s consolidated profit for the financial period and shareholders’ funds of differences between UK GAAP and US GAAP are as follows:

Estimated effect on profit for the financial period of differences between UK GAAP and US GAAP	52 weeks ended 1 February 2003	53 weeks ended 2 February 2002
	£m	£m

Profit for the financial period in accordance with UK GAAP	128.9	119.7
US GAAP adjustments:
Goodwill amortisation and write-offs	1.2	(13.4)
Sale and leaseback transactions	0.8	0.7
Extended service plan revenues	(3.5)	(2.0)
Pensions	(0.3)	(0.3)
Depreciation of properties	0.2	0.2
Stock compensation	1.3	(2.2)

US GAAP adjustments before taxation	(0.3)	(17.0)
Taxation	(0.3)	(1.0)

US GAAP adjustments after taxation	(0.6)	(18.0)

Retained profit attributable to shareholders in
accordance with US GAAP	128.3	101.7
Earnings per ADS in accordance with US GAAP – basic	225.0p	180.5p
– diluted	222.9p	179.2p
Weighted average number of ADSs outstanding (million) – basic	57.0	56.3
– diluted	57.6	56.8

Estimated effect on shareholders’ funds of differences between UK GAAP and US GAAP	1 February 2003	2 February 2002
	£m	£m

Shareholders’ funds in accordance with UK GAAP	696.5	679.7
US GAAP adjustments:
Goodwill in respect of acquisitions (gross)	531.2	594.7
Adjustment to goodwill	(64.5)	(74.7)
Accumulated goodwill amortisation	(162.6)	(181.8)
Sale and leaseback transactions	(9.7)	(10.5)
Extended service plan revenues	(16.6)	(15.3)
Pensions	(13.8)	9.1
Depreciation of properties	(2.5)	(2.7)
Revaluation of properties	(3.1)	(3.0)
Dividends	30.8	25.6

US GAAP adjustments before taxation	289.2	341.4
Taxation	12.3	5.8

US GAAP adjustments after taxation	301.5	347.2

Shareholders’ funds in accordance with US GAAP	998.0	1,026.9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP PLC

By:	/s/ WALKER BOYD
Name: Walker Boyd
Title: Group Finance Director

Date: March 26, 2003